

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mr. Robert Kondratick
President
Interlink-US-Network, LTD.
575 Underhill Bouleward
Site 125
Syosset, New York 11791

December 6, 2010

> **Re: Interlink-US-Network, LTD.**
> **Item 4.01 Form 8-K filed November 24, 2010 as amended December 3, 2010**
> **File no. 000-50021**

Dear Mr. Kondratick:

We have completed our review of your Form 8-K and do not, at this time, have any further comments.

Sincerely,

Michael Henderson
Staff Accountant